Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-122925 and 333-122925-01
Relating to Prospectus
Filed Pursuant to Rule 424 (b) (2)

OFFERING SUMMARY

(RELATED TO THE PROSPECTUS SUPPLEMENT,

SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2006)

CITIGROUP FUNDING INC.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

ENHANCED

INCOME STRATEGYSM

Principal-Protected Notes

with Income and Appreciation Potential

Linked to the 2006-1 Dynamic Portfolio IndexSM

Based Upon a Buy-Write IndexSM on the S&P 500 IndexSM

Due                  , 2011

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

FEBRUARY 22, 2006

Enhanced Income StrategySM Principal-Protected Notes with Income and Appreciation Potential Linked to the 2006-1 Dynamic Portfolio Index

Due                 , 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

OVERVIEW OF THE ENHANCED INCOME STRATEGY

PRINCIPAL-PROTECTED NOTES

The Enhanced Income StrategySM Principal-Protected Notes are hybrid instruments that combine characteristics of equity and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity and the potential for periodic income. However, in lieu of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential monthly interest payments on these notes are variable and may be zero. The level of periodic income these notes produce, if any, is based upon the performance of an underlying dynamic portfolio index. These notes also allow investors to participate in a portion of the growth potential of the underlying dynamic portfolio index without risking their initial investment.

These notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to equity investments with the potential for current income and for some capital appreciation on a principal-protected basis and who are willing to accept potential underperformance risk relative to a direct investment in equities.

■	Investors who seek to add an equity index-linked investment to their portfolio for diversification purposes since an investment in these notes may outperform the performance of fixed income securities in a moderate equity market environment.

These notes may not be a suitable investment for investors who may have short-term liquidity needs or who may require regular fixed income payments since the monthly interest payments are performance-based and may be zero.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments due on which, including monthly interest payments (if any), are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

HOW THE ENHANCED INCOME STRATEGY PRINCIPAL-PROTECTED NOTES LINKED TO THE 2006-1 DYNAMIC PORTFOLIO INDEX WORK

The Enhanced Income StrategySM Principal-Protected Notes with Income and Appreciation Potential Linked to the 2006-1 Dynamic Portfolio Index due                      , 2011, or the Notes, are issued by Citigroup Funding and have a maturity of approximately five-and-one-half years. During the term of the Notes, the monthly interest payments on the Notes will vary and could be zero. The monthly interest payments will be based on the level of exposure to, and the amount of income generated by, the 2006-1 Dynamic Portfolio Index. At maturity, you will receive an amount in cash equal to your initial investment plus the Index Return Amount, which may be positive or zero. If the Ending Value of the 2006-1 Dynamic Portfolio Index is greater than the Starting Value, the Index Return Amount will be positive and will equal the product of your initial investment and the percentage increase in the value of the 2006-1 Dynamic Portfolio Index. If the Ending Value is less than or equal to the Starting Value, then the Index Return Amount will be zero.

The 2006-1 Dynamic Portfolio Index consists of two components: a hypothetical stock portfolio (the Buy-Write Index portfolio) and a hypothetical bond portfolio. The Buy-Write Index is designed to track the performance of a hypothetical buy-write strategy on the S&P 500 Index, whereby an investor invests in the S&P 500 Index and writes (or sells) call options on that index, generally on a monthly basis. The variable interest on the Notes will be based upon the allocation to the Buy-Write Index and the amount of income generated from its underlying dividends and notional option premiums. The allocation to the Buy-Write Index will be determined through a systematic and rule-driven dynamic hedging mechanism based on the performance of the Buy-Write Index and prevailing interest rate environment. Accordingly, the monthly interest payments could change over time and may be zero. In exchange for the potential for monthly income and principal protection at maturity, your participation in the appreciation on the S&P 500 Index may be limited.

Capitalized terms used in this summary are defined in “Preliminary Terms” on page 2.

PRELIMINARY TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:	Payments due on the Notes, including monthly interest payments (if any), are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aal / AA- (Moody’s / S&P) based upon the Citigroup guarantee of payments due on the Notes, including monthly interest payments (if any)
Principal Protection:	100% on the Maturity Date
Security:	Enhanced Income StrategySM Principal-Protected Notes with Income and Appreciation Potential Linked to the 2006-1 Dynamic Portfolio Index
Pricing Date:	, 2006
Issue Date:	Three business days after the Pricing Date
Final Valuation Date:	Approximately five business days before the Maturity Date
Maturity Date:	Approximately five-and-one-half years after the Issue Date
Underlying Index:	The 2006-1 Dynamic Portfolio Index
Issue Price:	$10 per Note
Interest Rate:	Variable, based on the allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index and on the accrued notional income on the Buy-Write Index portfolio, the amount of which will be determined by the dividends paid on the stocks underlying the S&P 500 Index and the option premiums on the call options hypothetically written on the S&P 500 Index.
Payment at Maturity:	For each Note, $10 plus an Index Return Amount, which may be positive or zero
Index Return Amount:	$10 x Index Return
Index Return:	Ending Value – Starting Value, Starting Value	expressed as a percentage, provided that the Index Return will not be less than zero on the Final Valuation Date
Starting Value:	The initial value of the 2006-1 Dynamic Portfolio Index, set to 100.00 on the Pricing Date
Ending Value:	The closing value of the 2006-1 Dynamic Portfolio Index on the Final Valuation Date
Allocation to the Buy-Write Index:	Initially expected to be approximately 75% to 100% of the value of the 2006-1 Dynamic Portfolio Index on the Pricing Date. Such allocation percentage is expected to change during the term of the Notes based upon the performance of the Buy-Write Index as well as interest rates and may be zero.
Adjustment Factors and Fees:

The value of the 2006-1 Dynamic Portfolio Index will be reduced by adjustment factors and fees as described below. Such adjustment factors and fees will reduce the potential return on the Notes.

• Dynamic Portfolio Adjustment Factor of approximately 1.425% per annum (or approximately 1.075% per annum if the allocation to the Buy-Write Index is reduced to zero) based upon the greater of the initial value and the current value of the 2006-1 Dynamic Portfolio Index

•Buy-Write Index Adjustment Factor of approximately 1.15% per annum of the Buy-Write Index (but no greater than the value of the notional income on the Buy-Write Index for any monthly period)

• Notional Participation Facility Fee of the effective Federal Funds Rate plus 1.00% per annum on notional borrowings used to increase exposure to the Buy-Write Index.

Repurchase Spread:

Secondary market purchases of the Notes by Citigroup Global Markets Inc. prior to maturity will be at a price that is net of the repurchase spread for each $10 principal amount of Notes, as outlined below, with such repurchase spread being interpolated between periods:

Year 0:       $0.325                                              Year 4:       $0.085

Year I :       $0.260                                              Year 5:       $0.030

Year 2:       $0.200                                              Year 5.5:    $0.000

Year 3:       $0.140

Listing:	None
Underwriting Discount:	3.25%
Calculation Agent:	Citigroup Global Markets Inc.
Fees and Conflicts:	Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of one or more of the stocks underlying the S&P 500 Index or other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

BENEFITS OF THE NOTES

■	Growth Potential. The Index Return Amount payable at maturity is based on the Ending Value of the 2006-1 Dynamic Portfolio Index, enabling you to participate in the potential increase in the value of the 2006-1 Dynamic Portfolio Index during the term of the Notes.

■	Capital Preservation. On the Maturity Date, we will pay you at least the principal amount of the Notes you then hold regardless of the performance of the 2006-1 Dynamic Portfolio Index, the Buy-Write Index and the S&P 500 Index.

■	Income Potential. The Notes offer the possibility of current income in the form of variable interest payable monthly. The interest payments will be based on the allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index portfolio and on the accrued notional income on the Buy-Write Index, the amount of which will be driven by the dividends paid on the stocks underlying the S&P 500 Index and the option premiums on the call options hypothetically written on the S&P 500 Index net of the Buy-Write Adjustment Factor.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the preliminary prospectus supplement related to this offering for a full description of risks.

■	Possibility of No Appreciation. If the Ending Value is equal to or less than the Starting Value, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes, even if the closing value of the 2006-1 Dynamic Portfolio Index is greater than the Starting Value at one or more times during the term of the Notes or if the closing value of the 2006-1 Dynamic Portfolio Index at maturity exceeds the Starting Value, but the closing value of the 2006-1 Dynamic Portfolio Index on the Final Valuation Date is equal to or less than the Starting Value.

■	Appreciation May Be Limited. The return on the Notes may be less than the return on a direct investment in the S&P 500 Index or a direct investment strategy that replicates the Buy-Write Index. If the allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index portfolio is less than 100%, you will not fully participate in the appreciation on the Buy-Write Index. Further, the upside potential of the Buy-Write Index is limited because of the call options written on the S&P 500 Index. If the allocation to the Buy-Write Index portfolio falls to zero, the Notes will not participate in any subsequent increase in the value of the Buy-Write Index for the remaining term of the Notes. Related costs, including the Dynamic Portfolio Adjustment Factor, the Notional Participation Facility Fee and the Buy-Write Index Adjustment Factor, will also reduce the value of the 2006-1 Dynamic Portfolio Index.

■	Variable Interest. The monthly interest payments are variable, may be zero and are based on the allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index portfolio and on the accrued notional income on the Buy-Write Index. If the allocation to the Buy-Write Index portfolio falls to zero, no interest will be paid for the remaining term of the Notes.

■	Potential for a Lower Comparative Yield. The maturity payment on the Notes and any monthly interest payments are linked to the performance of, and allocation of the 2006-1 Dynamic Portfolio Index to, the Buy-Write Index portfolio, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Use of Notional Borrowed Funds Will Increase Volatility of the 2006-1 Dynamic Portfolio Index. The notional investment in the Buy-Write Index may involve the use of notional borrowed funds. The use of notional borrowed funds will increase the 2006-1 Dynamic Portfolio Index’s exposure to movements in the value of the Buy-Write Index. Accordingly, if the value of the Buy-Write Index decreases when notional borrowed funds are outstanding, the value of the 2006-1 Dynamic Portfolio Index will decrease by a greater amount than will the value of the Buy-Write Index.

■	Secondary Market May Not Be Liquid. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the terms of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value and the volatility of the 2006-1 Dynamic Portfolio Index, the Buy-Write Index and the S&P 500 Index, interest rates, the earnings performance of the issuers of the stocks comprising the S&P 500 Index and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity. Sale of your Notes to Citigroup Global Markets prior to maturity is subject to the repurchase spread. The Notes are a buy and hold investment with a potential five-and-one-half year holding period.

■	Citigroup Credit Risk. The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the Notes.

THE 2006-1 DYNAMIC PORTFOLIO INDEX

The 2006-1 Dynamic Portfolio Index is an index designed to provide exposure to the Buy-Write Index and a hypothetical bond portfolio on a dynamically hedged basis. It allocates notional investments between the Buy-Write Index portfolio and the notional bond portfolio as shown in the following diagram:

The dynamic hedging mechanism within the 2006-1 Dynamic Portfolio Index is designed to allow varying exposure to the Buy-Write Index, with the objective of maximizing return potential while protecting principal at maturity. Through the dynamic allocation mechanism, the allocation to the Buy-Write Index portfolio can range from 0% to 150%, with the amount allocated in excess of 100% financed through the Notional Participation Facility (as described in the section “The Notional Participation Facility” below). The use of notional borrowed funds will increase the exposure to movements in the value of the Buy-Write Index and will therefore make the 2006-1 Dynamic Portfolio Index more volatile than the Buy-Write Index. The dynamic hedging mechanism is systematic and rule-driven.

The initial value of the 2006-1 Dynamic Portfolio Index will be set to 100.00 on the Pricing Date, and the value of the 2006-1 Dynamic Portfolio Index on any day thereafter is determined as follows:

(i)	value of the amount allocated to the Buy-Write Index; plus

(ii)	value of the amount allocated to the notional bond portfolio; minus

(iii)	value of the Notional Participation Facility; minus

(iv)	accrued amount of the Dynamic Portfolio Adjustment Factor.

THE BUY-WRITE INDEX

The Buy-Write Index is an index designed to track the performance of a hypothetical “covered call” strategy on the S&P 500 Index. The value of the Buy-Write Index portfolio will be based upon the accrued notional income calculated on the Buy-Write Index, the amount of which will be driven by the dividends paid on the stocks underlying the S&P 500 Index and the option premiums on the call options hypothetically written on the S&P 500 Index net of the Buy-Write Adjustment Factor. Generally, the covered call options will be hypothetically written monthly with strike prices that are higher than the level of the S&P 500 Index by a minimum of 1.0% to allow for some potential appreciation in the S&P 500 Index up to the strike prices.

The value of the Buy-Write Index on any day is determined as follows:

(i)	value of the investment in the S&P 500 Index; plus

(ii)	value of the accrued notional income on the Buy-Write Index; minus

(iii)	value of the covered calls written; minus

(iv)	accrued amount of the Buy-Write Index Adjustment Factor.

THE S&P 500 INDEX

General. The S&P 500 Index is published by Standard & Poor’s (“S&P”) and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Index reflects the performance of the U.S. equity markets.

The following graph illustrates the performance measures of the Index on the last business day of December from 1947 to 2005. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

The closing value of the S&P 500 Index on February 22, 2006 was 1,292.67.

You should refer to the preliminary prospectus supplement related to this offering for additional information on the S&P 500 Index, including its makeup, method of calculation and changes in its components. All such disclosures in the preliminary prospectus supplement are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

License Agreement. S&P and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Funding Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Notes. The license agreement between S&P and Citigroup Global Markets Inc. provides that the following language must be stated in this offering summery:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup Global Markets Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup Global Markets Inc. or the holders of the Notes. S&P has no obligation to take the needs of Citigroup Global Markets Inc. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

THE NOTIONAL BOND PORTFOLIO

The notional bond portfolio will be comprised of either notional zero coupon U.S. Treasury strips or notional discount bonds. If the allocation to the Buy-Write Index is greater than zero, the notional bond portfolio will comprise notional zero coupon U.S. Treasury strips. If the allocation to the Buy-Write Index is zero, the notional bond portfolio will comprise notional discount bonds priced with a fixed coupon of approximately 1.075% per annum on a daily basis. The value of the notional bonds comprising the notional bond portfolio is not intended to represent or indicate that any such bonds or portfolio of bonds exists, is capable of being traded or represents the obligation of any issuer (including the U.S. Treasury).

THE NOTIONAL PARTICIPATION FACILITY

The notional participation facility is a notional financing facility that permits the allocation to the Buy-Write Index to exceed 100% of the value of the 2006-1 Dynamic Portfolio Index. The maximum allocation to the Buy-Write Index is 150%. If on any day the allocation to the Buy-Write Index portfolio is greater than or equal to 150% of the value of the 2006-1 Dynamic Portfolio Index, the allocation to the Buy-Write Index portfolio will not be increased that day.

THE DYNAMIC HEDGING MECHANISM

The dynamic hedging mechanism is a methodology intended to maintain the value of the 2006-1 Dynamic Portfolio Index above its Starting Value. On a daily basis, the value of the 2006-1 Dynamic Portfolio Index is compared to the Bond Floor of the structure. (The Bond Floor represents the current amount of investments within the 2006-1 Dynamic Portfolio Index that must be set aside so that the value of the 2006-1 Dynamic Portfolio Index is at least 100.00 at maturity.)

■	If the 2006-1 Dynamic Portfolio Index is performing well relative to the Bond Floor, then the allocation to the Buy-Write Index portfolio will be increased and the allocation to the notional bond portfolio will be correspondingly decreased to take advantage of further increases in the Buy-Write Index.

■	If the 2006-1 Dynamic Portfolio Index is not performing well relative to the Bond Floor, then the allocation to the notional bond portfolio will be increased and the allocation to the Buy-Write Index portfolio will be correspondingly decreased to protect against further declines in the Buy-Write Index.

The target allocation to the Buy-Write Index portfolio is approximately five times the difference between the value of the 2006-1 Dynamic Portfolio Index and the Bond Floor. In addition, the allocation to the Buy-Write Index portfolio may be increased up to 150% of the value of the 2006-1 Dynamic Portfolio Index to maximize the 2006-1 Dynamic Portfolio Index’s participation in the appreciation of the Buy-Write Index if the Buy-Write Index performs well. Conversely, the allocation to the Buy-Write Index portfolio may be reduced to zero due to an extreme decline in the equity markets. If this happens, the allocation to the Buy-Write Index portfolio will remain at zero until maturity. Additional information relating to the dynamic allocation mechanism can be found in the section “Description of the 2006-1 Dynamic Portfolio Index” in the related preliminary prospectus supplement.

The following table illustrates the effect on allocation to the Buy-Write Index given changes in various factors (assuming other factors are constant):

Change in factor	Effect on allocation to the Buy-Write Index within the 2006-1 Dynamic Portfolio Index
Interest rates increase	Allocation tends to increase as Bond Floor decreases.
Interest rates decrease	Allocation tends to decrease as Bond Floor increases.
Buy-Write Index rises	Allocation tends to increase as the difference between the value of the Notes and the Bond Floor increases.
Buy-Write Index falls	Allocation tends to decrease as the difference between the value of the Notes and the Bond Floor decreases.

A.	In this example, the value of the 2006-1 Dynamic Portfolio Index is $100 and the Bond Floor is $91. Thus, the difference between the value of the 2006-1 Dynamic Portfolio Index and the Bond Floor is $9. Therefore, the allocation to the Buy-Write Index is approximately $45 (5 times $9). In this scenario, the allocation factor is 45% of the current value of the 2006-1 Dynamic Portfolio Index.

B.	The value of the 2006-1 Dynamic Portfolio Index moves to $110 and the Bond Floor is $95. Thus, the difference between the value of the 2006-1 Dynamic Portfolio Index and the Bond Floor is $15. Therefore, the allocation to the Buy-Write Index will change to $75 (5 times $15). In this scenario, the allocation factor is 68% of the current value of the 2006-1 Dynamic Portfolio Index.

HYPOTHETICAL INTEREST PAYMENT EXAMPLES

Investors will receive variable monthly interest payments (if any) based on the allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index and on the accrued notional income on the Buy-Write Index. The eight examples of hypothetical interest payments set forth below are based on the following assumptions:

■	Note Issue Price: $10.00.

■	Annualized target yield of the Buy-Write Index: 10% of the value of the Buy-Write Index on the beginning of the monthly calculation period.

■	The initial value of the 2006-1 Dynamic Portfolio Index is 100.00, the initial value of the Bond Floor is 81.00 and the initial allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 95%.

■	Monthly notional income on the Buy-Write Index will be reinvested if the value of the 2006-1 Dynamic Portfolio Index is less than or equal to 105% of the Bond Floor.

■	Allocation of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index will be reduced to zero and remain zero for the remaining term of the Note if the value of the 2006-1 Dynamic Portfolio Index is less than 101% of the Bond Floor.

■	Monthly notional income of the 2006-1 Dynamic Portfolio Index is determined based upon the product of (i) monthly notional income on the Buy-Write Index, (ii) the percentage of the value of the 2006-1 Dynamic Portfolio Index allocated to the Buy-Write Index and (iii) the ratio of the value of 2006-1 Dynamic Portfolio Index over the Buy-Write Index.

■	Monthly interest on the Note is equal to 1/10th of the monthly notional income of the 2006-1 Dynamic Portfolio Index

■	Values of the 2006-1 Dynamic Portfolio Index and the Buy-Write Index have been reduced by Adjustment Factors and Fees.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. These examples are not intended to illustrate a complete range of possible interest payments.

Example 1:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 102.30, the value of the Buy-Write Index is 100.70 and the value of the Bond Floor is 82.80. Monthly notional income on the Buy-Write Index is $0.66, which is approximately 7.86% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 90.56%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.607.

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0607 or approximately 7.29% per annum on the Note’s par value.

Example 2:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 96.50, the value of the Buy-Write Index is 97.75 and the value of the Bond Floor is 86.50. Monthly notional income on the Buy-Write Index is $0.65, which is approximately 7.98% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 50.65%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.325.

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0325 or approximately 3.90% per annum on the Note’s par value.

Example 3:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 105.00, the value of the Buy-Write Index is 103.50 and the value of the Bond Floor is 81.00. Monthly notional income on the Buy-Write Index is $0.68, which is approximately 7.88% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 113.36%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.782

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0782 or approximately 9.38% per annum on the Note’s par value.

Example 4:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 102.30, the value of the Buy-Write Index is 100.70 and the value of the Bond Floor is 82.80. Monthly notional income on the Buy-Write Index is $0.82, which is approximately 9.77% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 88.59%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.738.

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0738 or approximately 8.86% per annum on the Note’s par value.

Example 5:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 96.50, the value of the Buy-Write Index is 97.75 and the value of the Bond Floor is 86.50. Monthly notional income on the Buy-Write Index is $0.84, which is approximately 10.31% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 50.65%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.420.

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0420 or approximately 5.04% per annum on the Note’s par value.

Example 6:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 105.00, the value of the Buy-Write Index is 103.50 and the value of the Bond Floor is 81.00. Monthly notional income on the Buy-Write Index is $0.86, which is approximately 9.97% per annum based upon the current value of the Buy-Write Index and is close to the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 113.36%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.989.

Since the value of the 2006-1 Dynamic Portfolio Index is greater than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will not be reinvested.

Monthly interest on the Note is $0.0989 or approximately 11.87% per annum on the Note’s par value.

Example 7:    At the end of the monthly calculation period, the value of the 2006-1 Dynamic Portfolio Index is 92.50, the value of the Buy-Write Index is 88.00 and the value of the Bond Floor is 88.10. Monthly notional income on the Buy-Write Index is $0.67, which is approximately 9.14% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is 22.83%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.161.

Since the value of the 2006-1 Dynamic Portfolio Index is less than 105% of the Bond Floor, the monthly notional income of the 2006-1 Dynamic Portfolio Index will be reinvested.

Monthly interest on the Note is $0.00 or 0% per annum on the Note’s par value.

Example 8:    At the close of business on any index business day, the value of the 2006-1 Dynamic Portfolio Index is 94.00, the value of the Buy-Write Index is 92.00 and the value of the Bond Floor is 93.10. The allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index is reduced to 0.00% at the close of business on the following index business day. At the end of the monthly calculation period, monthly notional income on the Buy-Write Index is $0.67, which is approximately 8.74% per annum based upon the current value of the Buy-Write Index and below the annualized target yield of 10%.

Monthly notional income of the 2006-1 Dynamic Portfolio Index is $0.00.

Since the value of the 2006-1 Dynamic Portfolio Index was less than 101% of the Bond Floor, the allocation of the value of the 2006-1 Dynamic Portfolio Index to the Buy-Write Index was reduced to zero and will remain zero for the remaining term of the Note.

Monthly interest on the Note is $0.00 or 0% per annum on the Note’s par value. No interest will be paid for the remaining term of the Note and the Note will not participate in any subsequent increase in the value of the Buy-Write Index.

The following chart summarizes each of the eight examples of hypothetical interest payments set forth above.

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6	Example 7	Example 8
Monthly Notional Income on the Buy-Write Index	$0.660	$0.650	$0.680	$0.820	$0.840	$0.860	$0.670	$0.670
Value of the Buy-Write Index	100.70	97.75	103.50	100.70	97.75	103.50	88.00	92.00
Annualized Current Yield on the Buy-Write Index	7.86%	7.98%	7.88%	9.77%	10.31%	9.97%	9.14%	8.74%
Value of the 2006-1 Dynamic Portfolio Index	102.30	96.50	105.00	102.30	96.50	105.00	92.50	94.00
Value of the Bond Floor	82.80	86.50	81.00	82.80	86.50	81.00	88.10	93.10
Is the value of the 2006-1 Dynamic Portfolio Index greater than 105% of the value of Bond Floor *	Yes	Yes	Yes	Yes	Yes	Yes	No	No
Is the value of the 2006-1 Dynamic Portfolio Index greater than 101% of the value of Bond Floor **	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Percentage of the 2006-1 Dynamic Portfolio Index Allocated to the Buy-Write Index	90.56%	50.65%	113.36%	88.59%	50.65%	113.36%	22.83%	0.00%
Monthly Notional Income of the 2006-1 Dynamic Portfolio Index ***	$0.607	$0.325	$0.782	$0.738	$0.420	$0.989	$0.161	$0.0000
Monthly Interest on each Note of $10 ****	$0.0607	$0.0325	$0.0782	$0.0738	$0.0420	$0.0989	$0.0000	$0.0000
Annualized Interest Yield on each $10 Note	7.29%	3.90%	9.38%	8.86%	5.04%	11.87%	0.00%	0.00%

*	If the value of the 2006-1 Dynamic Portfolio Index is less than or equal to 105% of the Bond Floor, the monthly notional income on the Buy-Write Index will be reinvested.

**	If the value of the 2006-1 Dynamic Portfolio Index is less than 101% of the Bond Floor, the allocation to the Buy-Write Index will be zero and remain zero.

***	Based upon the product of (i) monthly notional income on the Buy-Write Index, (ii) the percentage of the value of the 2006-1 Dynamic Portfolio Index allocated to the Buy-Write Index and (ii) the ratio of the Value of the 2006-1 Dynamic Portfolio Index over the Buy-Write Index.

****	Monthly interest on the Note is equal to 1/10th of the monthly notional income of the 2006-1 Dynamic Portfolio Index.

HYPOTHETICAL MATURITY PAYMENTS

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual return on the Notes will depend on the actual Ending Value of the 2006-1 Dynamic Portfolio Index.

Example 1:    The Ending Value is greater than 100.00, the allocation to the Buy-Write Index portfolio is greater than zero and the Notional Participation Facility has been used, allowing the value of the 2006-1 Dynamic Portfolio Index to increase at a greater rate than the value of the Buy-Write Index.

Initial Value:    100.00

Hypothetical Ending Value:    150.00

Hypothetical Percentage Increase in the Value of the 2006-1 Dynamic Portfolio Index from its Initial Value:    50.00%

Maturity Payment:    $15.00 per $10.00 principal amount of Notes

Example 2:    The Ending Value is greater than 100.00, the allocation to the Buy-Write Index portfolio is greater than zero and the Notional Participation Facility has not been used, meaning that the value of the 2006-1 Dynamic Portfolio Index increases at a similar rate as the appreciation of the Buy-Write Index.

Initial Value:    100.00

Hypothetical Ending Value:    107.30

Hypothetical Percentage Increase in the Value of the 2006-1 Dynamic Portfolio Index from its Initial Value:    7.30%

Maturity Payment:    $10.73 per $10.00 principal amount of Notes

Example 3:    The Ending Value of the is equal to 100.00.

Initial Value:    100.00

Hypothetical Ending Value:    100.00

Hypothetical Percentage Increase in the Value of the 2006-1 Dynamic Portfolio Index from its Initial Value:    0.00%

Maturity Payment:    $10.00 per $10.00 principal amount of Notes

Example 4:    The Ending Value is less than its initial value.

Initial Value:    100.00

Hypothetical Ending Value:    90.50

Hypothetical Percentage Increase in the Value of the 2006-1 Dynamic Portfolio Index from its Initial Value:    –9.50%

Maturity Payment:    $10.00 per $10.00 principal amount of Notes, even though the Ending Value is less than its Initial Value.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	U.S. investors in the Notes will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”).

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate exceed the predetermined rate for that taxable year, the U.S. investor will incur a “net positive adjustment” equal to the amount of the excess. This “net positive adjustment” should be treated as additional interest income for that taxable year.

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate are less than the predetermined rate for that taxable year, the U.S. investor will incur a “net negative adjustment” equal to the amount of such deficit. This “net negative adjustment” should be used to reduce interest income for that taxable year.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

■	Any loss realized by a U.S. investor upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, while there is no authority directly on this point under current law, the interest payments made with respect to the Notes, and any gain realized on the sale, exchange or redemption of the Notes, generally will not be subject to U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form); (ii) such payments or gain are not effectively connected with a U.S. trade or business of such holder; and (iii) the holder holds no more than 5% of the outstanding Notes at any time throughout its entire holding period for the Notes.

ERISA AND IRA PURCHASE CONSIDERATIONS

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of the Notes by his/her account and (3) any SEP, Simple, or Keogh plans that purchase the Notes cover only the owners and not employees.

ADDITIONAL CONSIDERATIONS

If the S&P 500 Index is discontinued, the Calculation Agent may determine the value of the S&P 500 Index by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance. If the method of calculating the S&P 500 Index is changed in any material respect, the Calculation Agent will make adjustments necessary in order to arrive at a calculation of an index value comparable to the S&P 500 Index as if the changes had not been made. You should refer to the sections “Description of the S&P 500 Index Portfolio—Description of the S&P 500 Index—Discontinuance of the S&P 500 Index” and “—Alteration of Method of Calculation” in the related preliminary prospectus supplement for more information.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Enhanced Income StrategySM and Dynamic Portfolio IndexSM are service marks of Citigroup Global Markets Inc.

“Standard & Poor’s®,” “Standard & Poor’s 500®,” “S&P®” and “S&P 500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Notes.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.